PROVENCE CAPITAL CORP INC



                           FILING TYPE:    10-SB12G/A
                           DESCRIPTION:    REGISTRATION STATEMENT
                           FILING DATE:    JAN 12  2001
                           PERIOD  END:    N/A


                      PRIMARY EXCHANGE:    N/A
                                TICKER:    N/A

                                TABLE OF CONTENTS


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             To jump to a section, double-click on the section name.


                                     10SB12G

Table 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Income Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
Table 4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

                                     EX-3.1

EX-3.1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28

                                     EX-3.2

EX-3.2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30

                                     EX-4.1

EX-4.1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .39

                                    EX-27.1

Exhibit 27 Table . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .40


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
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB
                                  Amendment 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                       PROVENCE CAPITAL CORPORATION, INC.
                 (Name of Small Business Issuer in its charter)

          Florida                                      65-0972648
          -------                                      ----------
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                   Identification No.)

22154 Martella Avenue, Boca Raton, Florida                  33433
------------------------------------------------          -----------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:   (561)451-9674
                             -------------

                                  With Copy To:
                                Jeffrey G. Klein.
                             Jeffrey G. Klein, P.A.
                          23123 State Road 7 Suite 250B
                              Boca Raton, FL 33428
                                  (561)470-9010

  Securities to be registered under Section 12(b) of the Act:

Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

  Securities to be registered under Section 12(g) of the Act:

                 Common Stock $.001 Par Value
                      (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM  1.  DESCRIPTION  OF  BUSINESS.

GENERAL

The name of our company is PROVENCE CAPITAL CORPORATION, INC. We were incorporated under the laws of the State of Florida on December 17, 1999. We are a developmental stage company and have no revenues to date. Since inception, our activities have been limited to actions related to our organization and the preparation of this Registration Statement. We are a "shell" company conducting virtually no business operation, other than our efforts to seek merger partners or acquisition candidates. We have no full time employees and own no real estate.

We were created to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to utilize our status as a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). We have a shareholder base of approximately 43 shareholders and 1,000,000 shares of Common Stock outstanding, all of which shares are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Securities". Pursuant to a resolution of our board of directors, we will not enter into any Business Combination until the Target Business has obtained the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) promulgated under the Exchange Act.

Upon the effectiveness of this registration statement, we intend to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of our management, could provide a profit to both the Company and its shareholders. We intend to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. Our efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, we reserves the right to acquire a Target Business located primarily elsewhere. While we may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of our limited resources, we will, in all likelihood, have the ability to effect only a single Business Combination. We may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. We will not restrict our search to any specific business, industry or geographical location, and we may participate in a business venture of virtually any kind or nature. Our management may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. Presently, we have no plans, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation.

Our discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to restrict our virtually unlimited discretion to search for and enter into potential business opportunities.

"SHELL"  CORPORATION

Background.

We have conducted virtually no business operations to date and expect to conduct none in the future , other than our efforts to effectuate a Business Combination, we can be characterized as a "shell" corporation. As a shell corporation, we face special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a new or "start-up" company, we face all of the unforeseen costs, expenses, problems, and difficulties related to such companies. We are dependent upon our sole officer and director, Shelley Goldstein, and her efforts to effectuate a Business Combination. Her death, incapacity or inability to hire additional staff members capable of evaluating a Business Combination will have a materially adverse affect on our operations. Assuming Ms. Goldstein is successful in identifying a Business Combination, it is unlikely our shareholders will not have an opportunity to evaluate the specific merits or risks of any one or more Business combinations and will have no control over the decision making relating to such.

Due to our limited capital resources, the consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings. A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, facilitate raising capital through the public sale of securities of which a prior existence of a public market for its securities exists, and/or acquire additional assets through the issuance of securities rather than for cash.

No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in our securities will develop. We presently have 1,000,000 shares of Common Stock outstanding, all of which are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Except for the 10,000 shares issued to Ms. Goldstein and 896,000 issued to our principal shareholder, a total of 94,000 shares will be available for sale under Rule 144 beginning in December 2000 so long as all other conditions of Rule 144 are met (and assuming no other changes in our capitalization). No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares, that the Rule will not be amended or that we will not provide to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. See "Market for Common Equity and Related Stockholder Matters".

We cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that we will be able to effectuate a Business Combination on favorable terms. We might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, the Company and its shareholders might not realize any type of profit.

Unspecified  Industry  and  Target  Business.

We will seek to acquire a Target Business without limiting ourselves to a particular industry. Most likely, the Target Business will be primarily located in the United States, although we reserve the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, we will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: real estate, health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development or
(ii) is engaged in wholesale or retail distribution. To date, we have not selected any particular industry or any Target Business in which to concentrate its Business Combination efforts. Accordingly, we are only able to make general disclosures concerning the risks and hazzards of effectuating a Business Combination with a Target Business since there is presently no current basis for us to evaluate the possible merits or risks of the Target Business or the particular industry in which we may ultimately operate. Any Target Business that is selected will be required to have audited financial statements prior to the commencement of a the Business Combination.

To the extent that we effect a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), we will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that we effect a Business Combination with a Target Business in an industry characterized by a high level of risk, we will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, there can be no assurances that we will properly ascertain or assess all significant risk factors.

Probable  Lack  of  Business  Diversification.

As a result of our limited resources, in all likelihood, we will have the ability to effect only a single Business Combination. Accordingly, our prospects for success will be entirely dependent upon the future performance of a single business.

Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly unlikely that we will have the resources to diversify our operations or benefit from spreading risks or offsetting losses. Our probable lack of diversification could subject us to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which we may operate subsequent to consummation of a Business Combination. The prospects for our success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of management assistance to the Target Business by us, there can be no assurance that the Target Business will prove to be commercially viable.

Limited  Ability  to  Evaluate  Target  Business'  Management.

While our ability to successfully effect a Business Combination will be dependent upon certain key personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. It is unlikely that current management will remain associated in any operational capacity with the Company following a Business Combination. Moreover, there can be no assurances that current management will have any experience or knowledge relating to the operations of the particular Target Business. Furthermore, although we intend to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there can be no assurances that our assessment of such management will prove to be correct, especially since none of our management are professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons".

Accordingly, we will be dependant, in some significant respects, on the ability of the management of the Target Business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company. We may also seek to recruit additional managers to supplement the incumbent management of the Target Business. There can be no assurances that we will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

Opportunity  for  Shareholder  Evaluation  or Approval of Business Combinations.

Our non-affiliate shareholders will, in all likelihood, not receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to us in connection with selecting a potential Business Combination until after we have entered into an agreement to effectuate a Business Combination. Such agreement to effectuate a Business Combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, our non-affiliate shareholders will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination. See "Description of Business - Shell Corporation - Conflicts of Interest" and "Certain Relationships and Related Transactions".

Selection  of  a  Target  Business  and  Structuring  of a Business Combination.

We anticipate that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of our search for the acquisition of a Target Business requires maximum flexibility inasmuch as we will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among our acquisitions may not us to offset potential losses from one venture against profits from another. We have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, management will consider, among other factors, the following factors which are not listed in any particular order:

    -  financial  condition  and  results  of  operation of the Target Business;

    - growth potential and projected financial performance of the Target Business and the industry in which it operates;

    - experience and skill of management and availability of additional personnel of the Target Business;

    -  capital  requirements  of  the  Target  Business;

    - the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;

    -  the  location  of  the  Target  Business;

    -  competitive  position  of  the  Target  Business;

    - stage of development of the product, process or service of the Target Business;

    - degree of current or potential market acceptance of the product, process or service of the Target Business;

    - possible proprietary features and possible other protection of the product, process or service of the Target Business;

    - regulatory environment of the industry in which the Target Business operates;

    -  costs  associated  with  effecting  the  Business  Combination;  and

    - equity interest in and possible management participation in the Target Business.

The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by us in connection with effecting a Business Combination consistent with our business objective. In many instances, it is anticipated that the historical operations of a Target Business may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.

We will be dependent upon the owners of a Target Business to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because we may engage in a Business Combination with a newly organized firm or with a firm which is entering a new phase of growth, we will incur further risks, because in many instances, management of the Target Business will not have proven its abilities or effectiveness, the eventual market for the products or services of the Target Business will likely not be established, and the Target Business may not be profitable subsequent to a Business Combination.

Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before we commit our capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to it, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation.

In connection with its evaluation of a prospective Target Business, management anticipates that it will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to us. The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. Ms. Goldstein, the Company's sole director and officer, intends to devote only a small portion of her time, approximately 10%, to our affairs and, accordingly, consummation of a Business Combination may require a greater period of time than if Ms Goldstein devoted her full time to the Company's affairs.

However, Ms. Goldstein. will devote such time as she deems reasonably necessary, to carry out the business and affairs of the Company, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a Target Business or are engaged in active negotiations of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to the Company and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize. In the event we deplete our cash reserves, we might be forced to cease operations and a Business Combination might not occur.

We anticipate that we will locate and make contact with Target Businesses primarily through the reputation and efforts of Ms. Goldstein, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as she deems appropriate.
Ms. Goldstein has a network of contacts in the State of Florida, and will most likely concentrate her search efforts for a Target Business in this geographic area. Ms. Goldstein does not intend to actively solicit or contact prospective Targets directly. Rather, she believes that prospective Target Businesses will be referred to the Company through her network of contacts.

We also expect that many prospective Target Businesses will be brought to its attention from various other non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. We have neither the present intention, nor does the present potential exist for us, to consummate a Business Combination with a Target Business in which our management, promoters, or their affiliates or associates directly or indirectly have a pecuniary interest, although no existing corporate policies would prevent this from occurring. Although there are no current plans to do so, we may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since we have no current plans to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash. In no event will we pay a finder's fee or commission to any officer or director or to any entity with which she is affiliated for such service. Moreover, in no event shall we issue any of our securities to any of our other officers, directors or promoters if any, or any of their respective affiliates or associates, in connection with activities designed to locate a target business.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment for us, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to our tax treatment of a particular consummated Business Combination.

To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to us, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be valuated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Although we have no commitments as of the date of this registration statement to issue any shares of Common Stock, preferred stock, options or warrants, other than as described in this registration statement, we will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of our stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in our control is likely to occur which will likely affect, among other things, our ability to utilize net operating loss carry forwards, if any.

Any such change in control may also result in the resignation or removal of our present officer and director. If there is a change in management, no assurance can be given as to the experience or qualification of such persons, either in the operation of our activities or in the operation of the business, assets or property being acquired. Management considers it likely that in order to consummate a Business Combination, a change in control will occur; therefore, management anticipates offering a controlling interest to a Target Business in order to effectuate a Business Combination.

Ms. Goldstein may actively negotiate for or otherwise consent to the disposition of any portion of her Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by Ms. Goldstein. It is likely that none of our other shareholders will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Ms. Goldstein will be provided. Our directors intend to approve of the Business Combination pursuant to Section
607.0902(2)(d)(7) of the Florida Business Corporation Act which will have the effect of removing the transaction from the purview of the control-share acquisition statute promulgated under Section 607.0902 of the Florida Business Corporation Act.

Section 607.0902 of the Florida Business Corporation Act denies corporate control to an acquiror of control shares by extinguishing the voting rights of shares of an "issuing public corporation", as defined therein, acquired in a "control share acquisition", as defined therein. Voting rights may be reinstated to the extent provided in a shareholders' resolution approved by (1) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series and (2) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series, excluding all "interested shares" (ie., generally speaking, those shares that may be voted by or at the direction of a person who made a control-share acquisition or an officer or employee/director of the subject "issuing public corporation").

The acquisition of shares is not directly affected, only the voting rights attendant to control shares. Other shares of the same corporation that are owned or acquired by the same person are not affected. The stated purpose of the control share acquisition statute is to protect Florida shareholders by affording them an opportunity to decide whether a change in corporate control is desirable. Shares of an "issuing public corporation" acquired pursuant to an acquisition approved by the corporation's board of directors are not deemed to be "control-share acquisitions", which, effectively allows the board to approve the acquisition and avoid a shareholder vote by taking the transaction out of the purview of the "control-share acquisition" statute.

Thus, on-management/affiliate shareholders will not be afforded an opportunity to approve or consent to an acquiror's purchase of Ms. William's shares pursuant to a Business Combination. See "Description of Business -Shell Corporation - Conflicts of Interest".

There are currently no limitations relating to our ability to borrow funds to increase the amount of capital available to us to effect a Business Combination or otherwise finance the operations of the Target Business. However, our limited resources and lack of operating history could make it difficult for us to borrow additional funds from other sources. The amount and nature of any borrowings by us will depend on numerous considerations, including our capital requirements, potential lenders' evaluation of our ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in our best interests. Our inability to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on our financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

If our securities are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable federal or state securities laws or registered for public distribution. We intend to primarily target only those companies where an exemption from registration would be available; however, since the structure of the Business Combination has yet to be determined, no assurances can be made that we will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in our Common Stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of our Common Stock in any market which may develop in our Common Stock. Further, such issuance of additional securities would result in a decrease in the percentage ownership of present shareholders.

Due to our small size and limited amount of capital, our ability to raise additional capital if and when needed could be constrained. Until such time as any enterprise, product or service which we acquire generates revenues sufficient to cover operating costs, it is conceivable that we could find ourselves in a situation where it needs additional funds in order to continue our operations. This need could arise at a time when we are unable to borrow funds and when market acceptance for the sale of additional shares of our Common Stock does not exist. See "Management's Discussion and Analysis or Plan of Operation".

Conflicts  of  Interest.

None of our affiliates, officers and directors are required to commit their full time to our affairs and, accordingly, such persons may have conflicts of interest in allocating management time among various business activities. Our affiliates, officers and directors may engage in other business activities similar and dissimilar to those we are engaged in. To the extent that such persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to us.

Presently, Ms. Goldstein, our sole officer and director, is involved in overseeing and controlling her various holdings and investments which include companies engaged in a similar business to ours. See "Directors, Executive Officers, Promoters and Control Persons". Also, Ms. Goldstein may in the future become affiliated with additional other entities, which may engage in business activities similar to those intended to be conducted by us. Such potential conflicts of interest include, among other things, time, effort and corporate opportunity involved in their participation in other business transactions. As no policy has been established for the resolution of such a conflict, we could be adversely affected should Ms. Goldstein choose to place her other business interests before ours. No assurance can be given that such potential conflicts of interest will not cause us to lose potential opportunities.

In the course of her other business activities, including private investment activities, Ms. Goldstein, the Company's sole officer and director, may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Ms. Goldstein may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of corporations are required to present certain business opportunities to such corporations.

Accordingly, as a result of multiple business affiliations, Ms. Goldstein may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in our favor. We may consider Business Combinations with entities owned or controlled by persons other than those persons described above. There can be no assurances that any of the foregoing conflicts will be resolved in our favor.

Ms. Goldstein may actively negotiate for or otherwise consent to the disposition of any portion of her Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by Ms. Goldstein. In the event that occurs, the Company's directors intend to approve the Business Combination pursuant to Section 607.0902(2)(d)(7) of the Florida Business Corporation Act which will have the effect of removing the transaction from the purview of the control-share acquisition statute promulgated under
Section 607.0902 of the Florida Business Corporation Act. Thus, it is likely that none of our other shareholders will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Ms. Goldstein will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to Ms. Goldstein's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

Investment  Company  Act  and  Other  Regulation

We may participate in a Business Combination by purchasing, trading or selling the securities of such Target Business. We do not, however, intend to engage primarily in such activities.

Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Our plan of business may involve changes in our capital structure, management, control and business, especially if we consummate a Business Combination as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, stockholders will not be afforded these protections.

Any securities which we might acquire in exchange for our Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If we elect to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Securities Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although our plan of operation does not contemplate the resale of an acquired Target Business' securities, if such a sale were to be necessary, we would be required to comply with the provisions of the Securities Act to effect such resale.

Any acquisition we make may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time consuming and expensive process.

Penny  Stock  Regulations  -  State  Blue  Sky  restrictions -
Restrictions  on  Marketability.

The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our shareholders to sell their shares in the secondary market.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have 10,000,000 shares of authorized Common Stock with 1,000,000 shares of Common Stock outstanding. See "Description of Securities". No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in ours securities will develop. We presently have 1,000,000 shares of Common Stock outstanding, of which all of such shares are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. No assurances are made; however, that these shares will be available for sale under Rule 144. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. See "Market for Common Equity and Related Stockholder Matters".

COMPETITION

We expect to encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well-established and have extensive experience in connection with identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than us and there can be no assurances that we will have the ability to compete successfully. Our financial resources will be extremely limited in comparison to those of many of its competitors. This inherent competitive limitation could compel us to select certain less attractive Target Businesses for a Business Combination. There can be no assurances that such Target Businesses will permit us to meet our stated business objective. Management believes, however, that our status as a reporting public entity could give us a competitive advantage over privately held entities having a similar business objective to ours in acquiring a Target Business with significant growth potential on favorable terms.

UNCERTAINTY  OF  COMPETITIVE  ENVIRONMENT  OF  TARGET  BUSINESS

In the event that we succeed in effecting a Business Combination, we will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, we will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

FEDERAL  SECURITIES  LAWS  COMPLIANCE

Under the Federal securities laws, companies reporting under the Exchange Act must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for a Target Business with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, the Company's policy is to only effect a Business Combination with a Target Business that has available the requisite audited financial statements. See "Description of Securities--Securities Exchange Act of 1934".

FACILITIES

Our principal office is located at 22154 Martella Avenue, Boca Raton, Florida 33433 This property is owned by Ms. Goldstein and is her personal residence. We occupy this space rent free. We believe these facilities are adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these facilities, free of charge, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and Related Transactions".

EMPLOYEES

As of the date of this Registration Statement, we are in the development stage and currently have no full time employees. Our management serves on a part time basis. We expect to use consultants, attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees so long as it is seeking and evaluating Target Businesses. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific Business Combination.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.

We are presently a development stage company conducting virtually no business operation, other than our efforts to effect a Business Combination with a Target Business which we considers to have significant growth potential. To date, we have neither engaged in any operations nor generated any revenue. We receive no cash flow. We will carry out our plan of business as discussed above. See "Description of Business". We cannot predict to what extent our liquidity and capital resources will be diminished prior to the consummation of a Business Combination or whether our capital will be further depleted by the operating losses, if any, of the Target Business which we effectuate a Business Combination with. The continuation of our business is dependant upon our ability to obtain adequate financing arrangements, effectuate a Business Combination and ultimately, engage in future profitable operations.

Presently, we are not in a position to meet our cash requirements for the remainder of our fiscal year or for the next 12 months. We do not generate any cash revenue or receive any type of cash flow. From inception to the date of this registration statement, Ms. Goldstein, the Company's sole officer and director, has committed to make loans to us on a need be basis in the form of promissory notes. Our operating costs, which includes professional fees and costs related to a Business Combination, are likely to approximate $10,000 to $15,000 during the next 12 months. It is likely that a Business Combination might not occur during the next 12 months. In the event we cannot meet our operating costs prior to the effectuation of a Business Combination, we may cease operations and a Business Combination may not occur.

Prior to the occurrence of a Business Combination, we may be required to raise capital through the sale or issuance of additional securities in order to ensure that we can meet our operating the effectuation of a Business Combination. As of the date of this registration statement, no commitments of any kind to provide additional funds have been made by Ms. Goldstein, other present shareholders or any other third person. There are no agreements or understandings of any kind with respect to any loans from such persons on our behalf. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company can no longer borrow funds from Ms. Goldstein, and the Company elects to raise additional capital prior to the effectuation of a Business Combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

The principal office of the Company is located at 22154 Marietta Avenue, Boca Raton, Florida 33433, the personal residence of our president. We believe these facilities are adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these facilities, free of charge, until such time as a Business Combination occurs. See "Certain Relationships and Related Transactions".

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.


The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to the Company to be the beneficial owner of more than five percent (5%) of Company's Common Stock:

Name and Address                         Amount and Nature      Percent of Class
of Beneficial Owner                     of Beneficial Owner



Shelley Goldstein                               10,000*                1.0%
----------------------

Goldco Properties Limited Partnership          896,000                89.6%
All Officers and Directors
as  a  Group  (1  person)                           10%                1.0%

         (Excludes the 896,000 shares of common stock owned by Goldco Properties Limited Partnership, a limited liability partnership controlled by Peter Goldstein, the husband of Shelley Goldstein and 10,000 shares of common stock owned individually . Any beneficial claim of ownership to these shares is disclaimed by Ms. Goldstein.)

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

     The current directors and executive officers of the Company are as follows:

Name                             Age               Position
----                             ---               --------

Shelley Goldstein                39       President/Secretary/Treasurer/Director
Goldco Properties Limited                 Shareholder
        Partnership

Shelley Goldstein, has served as the Company's sole officer and director since its inception. She also serves as the sole officer and director of Focus Financial Group, Warresnburg Enterprises, Inc. and Gaige Financial Group, Inc. companies which are engaged in a similar business to ours. From November 1997 through September 1999, Ms. Goldstein served as the controller for Westmark Mortgage Corp. located in Boca Raton, Florida. From February 1996 until November 1997, she served as a consultant for The Singing Machine in Pompano Beach, Florida. From 1985 until February 1996 she served as president and chief financial officer of Shelley Simmons, a correspondent lender, located in Texas and Florida. Ms. Goldstein earned a Bachelors of Arts and Bachelors of Accounting from the University of Texas.

Goldco Properties is a limited liability partnership controlled by Peter Goldstein, the husband of Shelley Goldstein. Mr. Goldstein is an independent business consultant involved with several privately held companies including GreenGold International Corporation, a management consulting firm located in Miami, Florida, Global Business Resources, Goldco Holdings and Goldco Properties. From 1988 to 1994 he served as chief executive officer of Fine Herbs Corporation, a specialty food company with offices in Los Angeles and New York. Mr. Goldstein received a Masters Degree in Business Administration from the University of Miami

There are no agreements or understandings for our sole officer or director to resign at the request of another person, and our sole officer and director is not acting on behalf of or will act at the discretion of any other person.

Presently, the only person who performs material operations on our behalf is Ms. Goldstein, the Company's sole officer and director. She may also receive assistance from time to time from her husband Peter Goldstein, who will assist on a "as needed" basis without compensation. He will however be reimbursed for any out of pocket expenses. Until such time as a Business Combination occurs, Ms. Goldstein, does not expect any significant changes in the composition of our officers or board of directors.

OTHER  BLANK  CHECK  ACTIVITIES

Ms. Goldstein has recently filed on behalf of Focus Financial Group, Inc., Warrensburg Enterprises Inc., Gaige Financial Group, Inc. and Technology Venture Group, Inc. a Form 10- SB with the Securities and Exchange Commission. Both of which are are engaged in business ventures similar to ours which may pose a conflict of interest for Ms. Goldstein.

ITEM  6.  EXECUTIVE  COMPENSATION.

Executive  Compensation.

Our president and sole director, Ms. Goldstein, receives no salary or other compensation in connection with her employment as such. Ms. Goldstein has no employment agreement with us. We have no other executive officers. Pursuant to Instruction (5) to Item 402(a)(2) of Regulation S-B, no table or column is provided in this Item 6 to this registration statement.

Compensation  of  Directors

No  director  receives  any  type  of  compensation from us for serving as such.

Until we effectuate a Business Combination, it is not anticipated that any officer or director will receive any compensation other than reimbursement for out-of-pocket expenses incurred on our behalf. See "Certain Relationships and Related Transactions". We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

Each of our officers and directors hold office until their respective successors is elected and qualified or until his/her resignation in the manner provided in our Bylaws.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

None of our officers, directors, promoters or affiliates has or proposes to have any direct or indirect material interest in any asset proposed to be acquired through security holdings, contracts, options, or otherwise.

It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to any of our directors or executive officers, or to any other of our affiliates except as described in this registration statement. See "Executive Compensation".

Our officer and director may actively negotiate for or otherwise consent to the disposition of any portion of her Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by Ms. Goldstein. Thus, it is likely that no other shareholder of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Ms. Goldstein will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to Ms. Goldstein's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination". It is more likely than not that any sale of securities by our current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving us would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity. See "Description of Business - Shell Corporation - - Selection of a Target Business and Structuring of a Business Combination".

To date, the Company has borrowed a total of $1,000 from a shareholder. This money is to be repaid on demand by the Company without interest. Should we require additional funds, Ms. Goldstein, has agreed to loan the Company funds on an as needed basis.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

GENERAL

We are authorized to issue 10,000,000 shares of Common Stock. As of the date of this registration statement 1,000,000 shares of Common Stock are outstanding, held of record by approximately 50 shareholders. No other type of securities are authorized by the Company at this time.

COMMON  STOCK

Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. By virtue of her ownership of more than 50% of the outstanding Common Stock, Ms. Goldstein, the Company's principal shareholder can elect all of the directors of the Company. Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given within ten days to all other shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights. All of the outstanding shares of Common Stock are fully paid and non-assessable.

DIVIDENDS

We have not paid any dividends on our Common Stock and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

SECURITIES  EXCHANGE  ACT  OF  1934

By virtue of filing this registration statement, we are making an application with the Commission to register our Common Stock under the provisions of Section 12(g) of the Exchange Act. Such registration will require us to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act. If we seek shareholder approval of a Business Combination at such time as our securities are registered pursuant to Section 12(g) of the Exchange Act, our proxy solicitation materials required to be transmitted to shareholders may be subject to prior review by the Securities and Exchange Commission. Under the federal securities laws, public companies must furnish certain information about significant acquisitions, which information may require audited financial statements of an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition.

Consequently, if a prospective Target Business did not have available and was unable to reasonably obtain the requisite audited financial statements, we could, in the event of consummation of a Business Combination with such company, be precluded from (i) any public financing of its own securities for a period of as long as three years, as such financial statements would be required to undertake registration of such securities for sale to the public; and (ii) registration of its securities under the Exchange Act. As a result these requirements, and in order to remain in compliance with the Company's board of director's resolution, Target Businesses will be required to possess the requisite audited financial statements prior to the consummation of a Business Combination. See "Description of Business- General" and "Market For Common Equity and Related Stockholder Matters- Market Information".

In the event our obligation to file periodic reports under the Exchange Act is suspended, we presently intend to continue to file such periodic reports on a voluntary basis.

CERTAIN  PROVISIONS  OF  THE  COMPANY'S  BYLAWS

The Company's bylaws provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law. See "Indemnification of Directors and Officers".

TRANSFER  AGENT

We  presently  serves  as  our  own  transfer  agent.

                                     PART II

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS.

MARKET  INFORMATION

Our common stock has not been registered with the Securities and Exchange Commission or any state securities agency or authority. We intend to apply to the NASDAQ Stock Market, Inc. to list our shares for quotation on the OTC Bulletin Board. We cannot assure you when or if our application will be accepted. If accepted, current quoted bid and asked, and last sales price for our shares of common stock will be available on the OTC Bulletin Board.

No public trading market presently exists for our Common Stock, and there are no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of ours securities. No assurances are made, however, that a trading market for our Common Stock will ever develop. No shares of Common Stock have been registered for resale under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for our securities to be a limited one.

No shares of Common Stock of the Company are presently subject to outstanding options or warrants to purchase, or securities convertible into our common equity. Approximately 43 shareholders hold the Company's Common Stock. The Company presently has 1,000,000 shares of Common Stock outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. None of these shares are currently available for sale under Rule 144 as currently in effect. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is traded on a national securities exchange or the NASDAQ system, the average weekly trading volume during the four calendar weeks preceding the sale.

A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares.

We have no present plans, proposals, arrangements, understandings or intention of selling any amount of shares of Common Stock in the public market subsequent to a Business Combination. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop. No prediction can be made as to the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time.

DIVIDENDS

We have not paid any dividends on our Common Stock to date and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

ITEM  2.  LEGAL  PROCEEDINGS.

We are not a party to any material legal proceedings, nor are we aware of any threatened litigation of a material nature.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

         Not  Applicable.


ITEM  4.  RECENT  SALE  OF  UNREGISTERED  SECURITIES

Effective as of December 17, 1999, we issued an aggregate of 1,000,000 shares of our common stock in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof for the total consideration of $1,000 to 50 investors, including 916,000 shares issued to our principal shareholders. We also issued 30,000 shares of our common stock to Jeffrey Klein for legal services provided to us. We issued the balance of the shares to individuals or entities, each of whom are relatives, friends and/or acquaintances of Ms. Goldstein. We offered the shares ourselves and no fee or discount was given to any underwriter, placement agent or other person in connection with the private placement transactions. Except as described in the preceding sentence, we have not offered, sold or issued any other securities.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law. Our bylaws generally provide that: The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that she is entitled to be indemnified by the Company.

The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

Description                                                           Page

Independent Auditor's Report.......................................    F-1
Balance Sheet......................................................    F-2
Statement of Operations and Accumulated Deficit....................    F-3
Statement of Shareholders Equity...................................    F-4
Statement of Cash Flows............................................    F-5
Notes to Financial Statements......................................    F-7

                                    PART III

Item 1.  Index to Exhibits

         3.1  Articles of Incorporation

         3.2  Bylaws

         4.1  Specimen of Common Stock Certificate

         23.  Consent of Samuel F. May Jr.

         27.1 Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PROVENCE CAPITAL CORPORATION, INC.




Date: February 29, 2000                       By:  /s/  Shelley Goldstein
                                                 -------------------------------
                                                 Shelley Goldstein, President

                       PROVENCE CAPITAL CORPORATION, INC.

                              FINANCIAL STATEMENTS
                                January 31, 2000




                                Table of Contents


Independent Auditor's Report............................................. F-1

Balance Sheet............................................................ F-2

Statement of Operations and Accumulated Deficit.......................... F-3

Statement of Shareholders' Equity........................................ F-4

Statement of Cash Flows.................................................F-5-6

Notes to Financial Statements...........................................F-7-8

                           Independent Auditors Report



To the Board of Directors
Provence Capital Corporation, Inc.
Boca Raton, Florida

I have audited the accompanying balance sheet of Provence Capital Corporation, Inc. (a development stage enterprise) as of January 31, 2000, and the related statement of operations and retained earnings (accumulated deficit), statement of shareholders' equity, and statement of cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.


In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Provence Capital Corporation, Inc. (a development stage enterprise) as of January 31, 2000, the results of operations, and its cash flows for the period then ended in conformity with generally accepted accounting principles.




Samuel F. May Jr.
Certified Public Accountant

February 2, 2000

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                                  Balance Sheet
                                January 31, 2000


                                     Assets
                                     ------

Current assets:

      Cash                                                              $ 1,000

Intangible assets:

      Organizational costs                                                5,970
                                                                        --------

           Total assets                                                 $ 6,970
                                                                        ========


                  Liabilities and Shareholders' Equity
                  ------------------------------------

Current liabilities:

      Accounts payable and accrued expenses                             $ 1,000
                                                                        --------

Commitments and contingencies

Shareholders' equity:

      Common stock, $.001 par value, 10,000,000
         shares authorized, 1,000,000 shares issued and
         outstanding                                                      1,000

      Capital in excess of par value                                      5,970

      Accumulated deficit                                                (1,000)
                                                                        --------

           Total shareholders' equity                                     5,970
                                                                        --------

                          Total liabilities and shareholders' equity    $ 6,970
                                                                        ========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                 Statement of Operations and Accumulated Deficit


                                                                     Period from
                                                                  December 17,1999
                                                                   (Inception) to
                                                                  January 31, 2000
                                                                  ----------------

Gross revenues                                                        $       --

Cost of sales                                                                 --
                                                                      ----------

Gross profit on sales                                                         --

Expenses:

       Legal and accounting                                                1,000
                                                                      ----------

Net loss for period                                                        1,000



Retained earnings - beginning of period                                       --
                                                                      ----------

Accumulated deficit - end of period                                   $    1,000
                                                                      ==========

Weighted average number of shares outstanding during the
       period - basic undiluted                                        1,000,000
                                                                      ==========

Net loss per share - basic and diluted                                $     .001
                                                                      ==========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                        Statement of Shareholders Equity

                                                                             Retained
                                           Common Shares          Capital    Earnings
                                        --------------------   in Excess of (Accumulated
                                        Number        Amount     Par Value   Deficit)     Total
                                     -----------  -------------  ---------  ----------  ----------
Balance - December 6, 1999
         (Inception)                          --  $          --  $      --  $      --   $      --

Issuance of common stock               1,000,000          1,000      5,970         --       6,970

Net loss - inception to
         January 31, 2000                     --             --         --     (1,000)     (1,000)
                                     -----------  -------------  ---------  ----------  ----------

Balance - January 31, 2000             1,000,000  $       1,000  $   5,970  $  (1,000)  $   5,970
                                     ===========  =============  =========  ==========  ==========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                             Statement of Cash Flows

                                                                                             Period from
                                                                                          December 17, 1999
                                                                                           (Inception) to
                                                                                          January 31, 2000
                                                                                          ----------------
Cash flows from operating activities:

         Net loss                                                                               $ 1,000

         Adjustments to reconcile net loss to net cash provided from operating activities:

         Changes in assets and liabilities:

              Increase in organizational costs                                                       --
              Increase in accounts payable and accumulated expenses                              (1,000)
                                                                                                --------

                 Total adjustments                                                               (1,000)
                                                                                                --------

Net cash flows from operating activities                                                             --

Cash flows from financing activities:

         Proceeds from issuance of common stock                                                   1,000
                                                                                                --------

Net increase in cash                                                                              1,000

Cash balance - beginning of period                                                                   --
                                                                                                --------

Cash balance - end of period                                                                    $ 1,000
                                                                                                ========


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                             Statement of Cash Flows

                                                                                         Period from
                                                                                      December 17, 1999
                                                                                       (Inception) to
                                                                                      January 31, 2000
                                                                                      ----------------
Cash flows from operating activities:

         Fees collected                                                                      $   --

         Cash paid to suppliers and vendors                                                      --
                                                                                             ------

         Net cash provided by operating activities                                               --

Cash flows from financing activities:

         Proceeds from issuance of common stock                                               1,000

Cash balance - beginning of period                                                               --
                                                                                             ------

Cash balance - end of period                                                                 $1,000
                                                                                             ======


                 READ ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                          Notes to Financial Statements
                                January 31, 2000

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

               (A)  Organization

                    Provence Capital Corporation, Inc. (a development stage enterprise) (the "Company") was incorporated in Florida on December 17, 1999 (inception of development stage). The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock, or other business combination with a domestic or foreign business. At December 17, 1999, the Company had not yet commenced any formal business operations, and all activity to date related to the Company's formation, capital stock issuances, professional fees with regard to proposed Securities and Exchange Commission filings and identification of target businesses. The Company's calendar year end is January 31.

                    The Company's ability to commence operations is contingent upon its ability to identify a prospective target business or raise the capital it may require through the issuance of equity securities, debt securities, bank borrowings, or a combination thereof.

               (B)  Organizational Costs

                    Organizational costs will be amortized by the straight line method over a five-year period.

               (C)  Use of Estimates

                    In preparing financial statements to conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

               (D)  Cash and Cash Equivalents

                    For purposes of the cash flow statements, the company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

                       PROVENCE CAPITAL CORPORATION, INC.
                        (a Development Stage Enterprise)

                          Notes to Financial Statements
                                January 31, 2000

NOTE 1         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
               ORGANIZATION (continued)

               (E)  Income Taxes

                    The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current income tax expense in the period ended January 31, 2000, due to the net loss. Any deferred tax asset resulting from the net loss has been fully offset by a valuation allowance.

               (F)  Earnings Per Share

                    Net loss per common share for the period from December 17, 1999 (inception of development stage) to January 31, 2000, is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share." There were no common stock equivalents outstanding at January 31, 2000.


NOTE 2         SHAREHOLDERS' EQUITY

               On December 17, 1999, the Company sold 1,000,000 common shares of its common stock as its initial capitalization. The Company's Articles of Incorporation authorize 10,000,000 common shares at $.001 par value.